Exhibit (a)(5)(E)

Otsuka Pharmaceutical to Acquire Astex Pharmaceuticals for $8.50 Per Share in Cash

What was announced?

On September 5, 2013, Otsuka and Astex announced that their respective Boards of Directors unanimously approved a transaction under which Otsuka will acquire all of the outstanding shares of Astex for $8.50 per share in cash — a 52% premium over the closing stock price 30 days prior to the last trading day before the meeting of the Astex Board of Directors to approve the transaction.

The agreement with Otsuka was part of a comprehensive process the Astex Board undertook with its financial and legal advisors to determine the best path for Astex.  As part of that process and to find a possible strategic partner for Astex, the Company’s financial advisor, Jefferies, contacted more than 30 companies on behalf of Astex to solicit and gauge their interest in exploring a potential strategic transaction with Astex, including prominent pharmaceutical companies in Europe, the United States and Asia.  Of those companies contacted, only five (including Otsuka) executed a non-disclosure agreement, and only one other company submitted a non-binding preliminary indication of interest at the range of $6.00 to $7.00 per share.  Otsuka was the only company to submit a bid to acquire the company by the final bid deadline.

Astex strongly believes this transaction delivers immediate and significant value to Astex stockholders and provides the foundation for a strong future for the Company’s other stakeholders.

Stockholders: Immediate and Significant Value	Patients: Expanded Platform	Employees: Greater Opportunities

•  Agreement represents a 52% premium over the closing stock price 30 days prior to the day of the Astex Board approval.

•   Jefferies provided a fairness opinion.

•   Board reviewed the offer, the fairness opinion and discussed other alternatives available to Astex and determined the transaction is in the best interests of stockholders.

• Substantial benefits from larger drug discovery, development and commercialization platform. • Enables greater drug discovery potential in oncology and central nervous system fields.

•   Transaction provides new opportunities for career growth and advancement.

•   Otsuka’s financial resources and development expertise will enhance Astex’s ability to build further its oncology portfolio, pipeline, and discovery prowess.

Transaction Timeline

December 2012

Astex Board reviewed 5 year business plan and challenges in executing the plan - raising additional capital, loss of orphan drug status, increasing competition, securing licensing partnerships, R&D programs, and uncertainty of product developments.

February - May 2013	Strategic Planning Committee considered capital raising transaction and possible strategic transactions.
May 2013	Jefferies began to contact potential parties to solicit interest for a potential acquisition — over 30 companies contacted during process.
June 2013	Jefferies and Board reviewed discussions with potentially interested parties and also considered the alternative of raising additional capital to fund business plan.
July 2013

Astex and Jefferies continued discussions of strategic alternatives and simultaneously, reviewed a non-binding indication of interest at an indicative range of $6.00 to $7.00. Once negotiations began, three parties subsequently withdrew as they did not believe Astex’s current products and pipeline product candidates justified a premium to its publicly traded value.

August 2013

Otsuka provided initial offer of $7.75 per share to acquire all of Astex’s outstanding Common Stock. The Astex Board did not accept the initial offer and negotiations continued resulting in a final offer of $8.50 per share.

September 2013	Jefferies provided the Board with a fairness opinion that stated Otsuka’s offer of $8.50 per share was fair, from a financial point of view, to holders of Astex Common Stock.

Additional Information and Where to Find It

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Astex pursuant to the tender offer by Autumn Acquisition Corporation (“Acquisition Sub”), a wholly-owned subsidiary of Otsuka Pharmaceutical Co., Ltd. (“Otsuka”), or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which has been filed with the U.S. Securities and Exchange Commission (“SEC”) by Otsuka and Acquisition Sub. In addition, Astex has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Astex’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Acquisition Sub’s tender offer because they contain important information, including the terms and conditions of the offer. Astex’s stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov.

Participants in Solicitation

In the event that Astex is required to solicit proxies to approve a second step merger in connection with the proposed transaction, Astex and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Astex common stock in respect of the second step merger contemplated by the proposed transaction. Information about the directors and executive officers of Astex is set forth in the proxy statement for Astex’s 2013 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2013. In the event that Astex is required to solicit proxies to approve a second step merger in connection with the proposed transaction, investors may obtain additional information regarding the interest of such participants in the proposed transaction by reading the definitive proxy statement regarding the acquisition when it becomes available.

Forward Looking Statements

This document contains certain statements which constitute forward-looking statements. These forward-looking statements include statements regarding the Astex Board’s expectations about the effect of the transaction for Astex stockholders and its other stakeholders, including employees and patients involved in clinical trials, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Astex’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all.